[Letterhead of Vimicro International Corporation]

August 20, 2010

VIA EDGAR AND FACSIMILE

Mr. Kevin L. Vaughn, Accounting Branch Chief

Ms. Lynne Dicker, Reviewing Accountant

Ms. Tara Harkins, Staff Accountant

Division of Corporation Finance

Mailstop 3030

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vimicro International Corporation

Form 20-F for the fiscal year ended December 31, 2009,

filed on May 12, 2010 (File No. 001-24225)

Dear Mr. Vaughn, Ms. Dicker and Ms. Harkins,

This letter sets forth the response of Vimicro International Corporation (the “Company”) to the comment contained in the letter dated August 16, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) and the Company’s response letter dated August 10, 2010.

For ease of review, we have set forth below the numbered comment of the Staff’s letter and the Company’s response thereto.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2009 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2009

Consolidated Statement of Operations, page F-3

1.	We note your response to prior comment 2. Please revise your future filings to classify the government grant revenue received for Vimicro Wuxi’s funding as part of your income from operations for each reporting period presented since the establishment and funding of Vimicro Wuxi appears to be part of your continuing operations. Alternatively, please explain to us in more detail why you believe that your current classification is appropriate.

The Company notes the Staff’s comment. In future filings, the Company will classify the government grant revenue received for Vimicro Wuxi’s funding as part of its income from operations for each reporting period presented since the establishment of Vimicro Wuxi.

*    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 10 6894 8888 or the Company’s U.S. counsel, Latham & Watkins LLP, attention: Benjamin Su at +86 10 5965 7016. Thank you.

Very truly yours,

/s/ David Wei Tang
Chief Financial Officer

cc:	Jackie Long, Legal Director, Vimicro International Corporation

David Zhang, Latham & Watkins, Hong Kong

Benjamin Su, Latham & Watkins LLP, Beijing

Steve Martin, Ernst & Young Hua Ming

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